Exhibit 20.1

                            NewMarket Technology Inc.

January 25, 2005

Dear Fellow Shareholders -

NewMarket Technology is pleased to announce the execution of the definitive agreement to acquire Gaozhi Communications of Shanghai, China. The agreement was executed by NewMarket Technology and the Shareholders of Gaozhi Communications on Friday, January 15, 2005. This acquisition is the first step in an overall strategy to extend the NewMarket business model into China.

The agreement is currently under a routine review by Chinese authorities and will be released promptly in an amended SEC Form 8K disclosure once the review is complete. The purpose of this correspondence is to inform shareholders in an SEC Form 8K disclosure of the transaction in the review interim period pending the release of the definitive agreement.

Gaozhi Communications Acquisition Structure

NewMarket Technology has established a subsidiary company under which to concentrate all efforts associated with our strategy in China. The subsidiary is a Nevada Corporation named NewMarket Technology China. In accordance with the definitive agreement executed on Friday the 15th of January, NewMarket Technology China owns 90 percent of the stock of Gaozhi Communications. Accordingly, NewMarket Technology owns 51 percent of the stock of NewMarket China and the shareholders of Gaozhi own 40 percent of the stock of NewMarket China. The remaining 9 percent is owned by a third party which has assisted in negotiating and funding the transaction. In a separate transaction, NewMarket China has directly received $300,000 in debt financing in conjunction with the execution of the definitive acquisition agreement on Friday the 15th of January.

Gaozhi Communications Outlook

Gaozhi Communications has been the subsidiary of Gaozhi Science and Technology. Gaozhi Science and Technology is a prominent communications technology organization in Shanghai, China with over U.S. $30 million in annual sales.
Gaozhi Communications was initially formed in partnership with a business partner in Singapore for the purposes of developing advanced networking hardware. Until now, Gaozhi Communications has been reporting as a research and development organization. In conjunction with the acquisition agreement, Gaozhi Communications is launching their first sales initiatives. Management has secured the first contracts and as part of the acquisition agreement, the shareholders of Gaozhi Communications have assured a minimum of $3 million in revenue in the first year of operations.

NewMarket Technology China Strategy

The acquisition of Gaozhi Communications is the first step in an overall strategy to extend the NewMarket business model into China. The purpose of the NewMarket business model is to provide early capital formation to fund the rapid growth of emerging technology companies and to accelerate early sales by introducing the products and services of an early technology company into an existing complementary customer base with an established sales force. Shareholders are benefited in this business model by receiving equity dividends in each of the acquired companies when the acquired companies are eventually spun-off into stand-alone independently publicly listed companies. In 2005, NewMarket Technology plans to independently register the shares of NewMarket China and execute on additional acquisitions in China with a longer-term plan to subsequently spin-off those acquisitions into additional independently publicly listed companies.

As part of NewMarket Technology's business development efforts in China, we have now hosted two Trade Mission trips to China for interested investors and business partners. We intend to continue regular Trade Missions. All shareholders and interested investors are welcome and encouraged to participate in these Trade Missions (at their own expense) to learn more about the NewMarket strategy in China. The next Trade Mission will be conducted in May. If interested please contact Jessica Burnett at 972-386-3372 ext. 3063 or at


Best Regards,
Philip Verges
CEO and Chairman
NewMarket Technology Inc.